Exhibit 32.2

**SECTION 1350 CERTIFICATION
OF
EXPRESSJET HOLDINGS, INC.**

I, Phung Ngo-Burns, Vice President, Finance and Chief Financial Officer of ExpressJet Holdings, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) that based on my knowledge:

(1)   the quarterly report on Form 10-Q for the quarterly period ended March 31, 2010 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of ExpressJet Holdings, Inc.

This certificate is being furnished solely for purposes of Section 906 and is not being filed as part of the Periodic Report.

Date: April 30, 2010   /s/ Phung Ngo-Burns
                                                   Phung Ngo-Burns
                                                   Vice President, Finance and Chief Financial Officer